Exhibit 99.1

GDS to Hold Annual General Meeting on June 26, 2025

SHANGHAI, China, June 4, 2025 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it will hold its 2025 Annual General Meeting of Shareholders (the “AGM”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 26, 2025 (which is 4:00 a.m. (Eastern Daylight Time) on June 26, 2025).

Holders of the Company’s ordinary shares and Series A convertible preferred shares listed in the register of members of the Company at the close of business on June 4, 2025 (China Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of the Company’s ADS program. Holders of ADSs at the close of business on June 4, 2025, New York time will be able to instruct JPMorgan as to how to vote the Class A ordinary shares represented by such ADSs.

Copies of the Notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com, on the SEC's website at www.sec.gov and HKEX's website at http://www.hkexnews.hk.

GDS has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (“SEC”). The Company's Form 20-F can be accessed on the Company's website at investors.gds-services.com, as well as on the SEC’s website at www.sec.gov.

GDS has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company's website at investors.gds-services.com as well as the HKEX's website at http://www.hkexnews.hk.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited